Exhibit 99.1

Obsidian Energy and FrontFour Announce Settlement Agreement

CALGARY, AB and GREENWICH, CT April 6, 2018 - OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE.BC) (“Obsidian Energy” or the “Company”) and FRONTFOUR CAPITAL GROUP LLC (“FrontFour”) today announced that they have found common ground and entered into a settlement agreement (the “Agreement”), pursuant to which FrontFour will nominate two directors to be put forth for election to the Board of Directors (the “Board”) at the Company’s 2018 Annual and Special Meeting (“AGM”).

Two of FrontFour’s previously announced director nominees, Michael J. Faust and Stephen E. Loukas will be included in management’s slate of 10 director nominees. In conjunction with the nomination of Messrs. Faust and Loukas, a customary standstill and support agreement has been entered into with FrontFour.

“This Agreement enables Obsidian Energy to continue to direct its full energy towards executing the Company’s strategy and creating value for all shareholders,” said Jay Thornton, Chairman of the Board. “We look forward to welcoming Michael and Stephen and their contribution to the Board.”

“We believe in Obsidian Energy’s significant potential and are eager to contribute to the Company’s success through our participation on the Board,” said Stephen Loukas of FrontFour. “Michael and I look forward to working with our fellow board members to unlock value.”

The Agreement will be filed on SEDAR and EDGAR. A Management Information Circular will be mailed to shareholders in advance of the AGM, which is scheduled for May 11, 2018.

George H. Brookman to retire from Board as of AGM

The Company also announced today that long-serving director George H. Brookman will be retiring from the Board following the end of his term at the Company’s upcoming AGM. Mr. Brookman has been a dedicated and passionate member of the Board since 2005.

“I would like to thank George for his leadership and service to the Company over the past thirteen years,” said Mr. Thornton. “I speak on behalf of the entire Board in saying that it has been a pleasure to work alongside George, and we wish him the best in his future endeavours.”

Obsidian Energy shares are listed on the Toronto Stock Exchange under the symbol “OBE” and the New York Stock Exchange under the symbol “OBE.BC”.

OBSIDIAN ENERGY: Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com

FRONTFOUR CAPITAL: FrontFour Capital is an investment adviser based in Greenwich, CT. FrontFour focuses on value-oriented investments in North American companies.